Exhibit (i)(4)
Drinker Biddle & Reath LLP
One Logan Square
18th and Cherry Streets
Philadelphia, PA 19103
(215) 988-2700 (Phone)
(215) 988-2757 (Facsimile)
www.drinkerbiddle.com
January 9, 2006
Goldman Sachs Variable Insurance Trust
71 South Wacker Drive, Suite 500
Chicago, IL 60606
     RE: Service Shares of the Goldman Sachs Variable Insurance Trust
Ladies and Gentlemen:
     We have acted as counsel for Goldman Sachs Variable Insurance Trust, a Delaware statutory trust (the “Trust”), in connection with the registration under the Securities Act of 1933 of a new class of shares of beneficial interest representing interests in eleven series, or funds, of the Trust (five of the series are new series of the Trust). The eleven series are the COREsm U.S. Equity Fund, COREsm Small Cap Equity Fund, Capital Growth Fund, Growth and Income Fund, Mid Cap Value Fund, Growth Opportunities Fund, Equity Index Fund, International Equity Fund, Core Fixed Income Fund, Government Income Fund and Money Market Fund (each a “Fund” and collectively, the “Funds”). The new series of the Trust are the Growth Opportunities Fund, Equity Index Fund, Core Fixed Income Fund, Government Income Fund and Money Market Fund. The new class of shares is the Service Shares. The Trust is authorized to issue an unlimited number of Service Shares of each Fund (hereinafter referred to as the “Shares”).
     We have reviewed the Trust’s Agreement and Declaration of Trust, its amended and restated by-laws and resolutions adopted by its Board of Trustees, and have considered such other legal and factual matters as we have deemed appropriate.
     This opinion is based exclusively on the Delaware Statutory Trust Act and the federal law of the United States of America.

Goldman Sachs Trust
January 9, 2006

     Based on the foregoing, we are of the opinion that the Shares, when issued against payment therefor as described in the Trust’s prospectus relating thereto, will be legally issued, fully paid and non-assessable by the Trust, and that the holders of the Shares will be entitled to the same limitation of personal liability extended to stockholders of private corporations for profit organized under the general corporation law of the State of Delaware (except that we express no opinion as to such holders who are also Trustees of the Trust). Pursuant to Section 2 of Article VIII of the Declaration of Trust, the Trustees have the power to cause shareholders, or shareholders of a particular series or class, to pay certain custodian, transfer, servicing or similar agent charges by setting off the same against declared but unpaid dividends or by reducing share ownership (or by both means).
     We hereby consent to the filing of this opinion with the Securities and Exchange Commission as part of a Post-Effective Amendment to the Registration Statement of the Trust. Except as provided in this paragraph, the opinion set forth above is expressed solely for the benefit of the addressee hereof in connection with the matters contemplated hereby and may not be relied upon by, or filed with, any other person or entity or for any other purpose without our prior written consent.

Very truly yours,

/s/ DRINKER BIDDLE & REATH LLP